Aames 2001-3
Mortgage Pass-Through Certificates
Series 2001-3
REO Report for June 25, 2002 Distribution
REO Report - Mortgage Loans that become REO During Current Distribution
SUMMARY			LOAN GROUP

Total Loan Count = 3			Loan Group 1 = Group 1 Group; REO Book Value = Not Available
Total Original Principal Balance = 231,700.00			Loan Group 2 = Group 2 Group; REO Book Value = Not Available
Total Current Balance = 231,318.09
REO Book Value = Not Available

REO Book Value reported corresponds to total REO loans, including loans that become REO during current distribution.

Loan Number	Original	Stated		Current	State &
&	Principal	Principal	Paid to	Note	LTV at	Original	Origination
Loan Group	Balance	Balance	Date	Rate	Origination	Term	Date

494104 1	58,000.00	57,973.26	Aug-01-01	12.990%	CA - 72.50%	360	Jun-19-01
494233 1	76,500.00	76,463.07	Aug-01-01	9.590%	CA - 85.00%	360	Jul-05-01
494239 1	97,200.00	96,881.76	Oct-01-01	11.500%	NV - 90.00%	240	Jun-08-01

Page 18 of 27	© COPYRIGHT 2002 Deutsche Bank